Exhibit 99.5

MAVERIX ANNOUNCES FIRST QUARTER 2022 RESULTS

AND DECLARES QUARTERLY DIVIDEND

All amounts are in U.S. dollars unless otherwise indicated.

May 13, 2022, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce operating and financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

●	Revenue of $14.7 million;
●	Gold equivalent ounces (“GEOs”) sold of 7,738[1];
●	Cash flow from operating activities of $8.0 million;
●	Cash flow from operating activities, excluding changes in non-cash working capital, of $10.5 million[1];
●	Average cash cost per GEO of $190, resulting in a cash operating margin of 90% or $1,704 per ounce[1];
●	Net income of $3.5 million, or $0.02 per share;
●	Adjusted net income of $5.7 million[1], or $0.04 per share; and
●	Acquired a package of three gold royalties on Nevada properties owned by Gold Standard Ventures Corp. (“Gold Standard”).

Dan O’Flaherty, CEO of Maverix, commented, “Maverix had a productive start to 2022 with the acquisition of a strategic package of three gold royalties in Nevada. We are also excited about the continued organic growth within our portfolio as several of our royalty counterparties announced positive operational updates, including the Camino Rojo mine achieving commercial production shortly after the quarter ended. Consistent with our strategy for growth and value creation, we remain focused on evaluating new opportunities to add to and complement our robust organic growth.”

Summary of Quarterly Results

Quarter Ended (in thousands of USD, except for GEOs and per share amounts)	March 31, 2022	March 31, 2021
Statement of Income and Comprehensive Income
Royalty revenue	$6,866	$6,883
Sales	$7,788	$6,197
Total revenue	$14,654	$13,080
Cash flow from operating activities	$8,019	$13,479
Net income	$3,523	$14,769
Basic earnings per share	$0.02	$0.10
Diluted earnings per share	$0.02	$0.10
Dividends declared per share	$0.0125	$0.01
Non-IFRS and Other Measures[1]
Adjusted net income	$5,661	$4,959
Adjusted basic earnings per share	$0.04	$0.04
GEOs sold	7,738	7,302
Average realized gold price per GEO	$1,894	$1,791
Average cash cost per GEO	$190	$223
Cash flow from operating activities, excluding changes in non-cash working capital	$10,549	$8,998

For complete details please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three months ended March 31, 2022, available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) or on Maverix’s website (www.maverixmetals.com).

To listen to Maverix’s President, Ryan McIntyre, discuss the first quarter results please use this link: MMX Q1 2022 Results

2022 Outlook

Maverix is on track to achieve its previously announced guidance of 32,000 to 35,000 attributable GEOs1 for 2022 at approximately a 90% cash margin with approximately 99% of expected revenue derived from gold and silver. Similar to 2021, the Company expects attributable GEOs to increase in the second half of the fiscal year.

Asset Portfolio Updates

Camino Rojo (2% NSR)

Orla Mining Ltd. (“Orla”) declared commercial production at its Camino Rojo oxide mine effective April 1, 2022, after a successful commissioning period which included the ramp up of mining and processing to sustained throughput levels. All major construction activities have now been completed and Camino Rojo has demonstrated its ability to sustain ongoing production levels. Record monthly processing throughput was achieved at Camino Rojo in March 2022. The average daily stacking throughput for the month was 17,444 tonnes per day (“tpd”) or 97% of nameplate capacity of 18,000 tpd. Achieving nameplate capacity is expected during the second quarter of 2022. Orla will continue to seek opportunities to improve and optimize the throughput and availabilities to achieve and ultimately exceed design nameplate capacities.

For more information, please refer to orlamining.com and see the news releases dated April 6, 2022 and March 31, 2022.

Beta Hunt (4.75% Gold Royalty and 1.5% Nickel Royalty)

On April 7, 2022, Karora Resources Inc. (“Karora”) announced an updated consolidated gold mineral resource highlighted by the maiden gold resource for the Larkin Zone at the Beta Hunt mine. Beta Hunt gold measured and indicated mineral resources increased by 7% to 1.12 million ounces and the gold inferred mineral resource increased by 46% to 786,000 ounces. Significant Beta Hunt additions include the maiden Larkin Zone mineral resource comprising gold measured and indicated resources of 1.44 million tonnes at 2.6 grams per tonne (“g/t”) for 119,000 ounces and a gold inferred resource of 2.17 million tonnes at 2.3 g/t for 162,000 ounces. The Larkin Zone has been delineated to a strike length of over 1,000 metres and a depth of 150 metres and remains open along strike and at depth providing significant potential for further expansion as the drill program at Beta Hunt continues. Targeted drilling at Beta Hunt continues to grow the gold mineral resource inventory in support of Karora’s growth plan which is underpinned by an expansion to 2.0 million tonnes per annum production from Beta Hunt by 2024.

For more information, please refer to karoraresources.com and see the news release dated April 7, 2022.

Mt Carlton (2.5% NSR)

On April 22, 2022, Navarre Minerals Limited (“Navarre”) announced high-grade gold, silver and copper drilling intercepts at its Mt Carlton United deposit (“MCU”), part of the recently acquired Mt Carlton Operation (“Mt Carlton”). With drill intercepts of up to 22.9 g/t gold, 1,327 g/t silver and 4.2% copper, the results confirm the outstanding grade and continuity of the mineral inventory at MCU, approximately four kilometres southwest of the Mt Carlton processing facility. While drilling continues in 2022 as part of an ongoing exploration program, Navarre anticipates the drilling results released to date will be incorporated into an updated resource estimate for MCU which is expected to be published in September 2022, along with updated mineral resources for other Mt Carlton deposits such as V2, Telstra Hill and Crush Creek.

For more information, please refer to navarre.com.au and see the news release dated April 22, 2022.

Omolon (2.5% GRR)

On April 25, 2022 Polymetal International plc (“Polymetal”) announced it continues to operate safely and profitably and is fully focused on ensuring business continuity and long-term viability. Polymetal also reconfirmed its fiscal 2022 production guidance. Sanctions announced in the period between March 9, 2022 and April 25, 2022 did not have a material impact on the business of Polymetal and it complies rigorously with all relevant legislation and is implementing comprehensive measures to observe all applicable international sanctions. The scope and impact of any new potential sanctions (and any countersanctions) are yet unknown, however they might further affect key Russian financial institutions as well as mining companies, including Polymetal. Maverix understands that contingency planning has been initiated by Polymetal proactively to maintain business continuity in the event of adverse developments, but no assurances can be made in this regard. The conflict between Russia and Ukraine and any restrictive actions that have or may be taken in response thereto, such as sanctions, export and or currency controls, could have negative impacts on Polymetal’s ability to continue operation of the Omolon hub and Polymetal’s ability to make payments to the Company.

For more information, please refer to polymetalinternational.com and see the news releases dated April 25, 2022 and March 30, 2022.

Karma (2% NSR)

On March 11, 2022, Endeavour Mining plc (“Endeavour”) announced that it had closed the sale of its 90% interest in its Karma mine to Néré Mining. A key consideration of the sales process was the selection of a party that will maintain Endeavour’s trusted partnerships in Burkina Faso, by committing to operate the mine in the best interests of employees and stakeholders. Néré Mining is a Burkina Faso based consortium led by a board member of both Karma and a subsidiary of Endeavour that holds the mining license for the Endeavour Group’s Mana mine.

For more information, please refer to endeavourmining.com and see the news release dated March 11, 2022.

Gemfield (5% NSR)

On February 28, 2022, Centerra Gold Inc. (“Centerra”) announced it completed the acquisition of the Goldfield District project (“Goldfield”) for $206.5 million. Goldfield is a conventional open-pit, heap leach project located in Esmeralda County, Nevada. Goldfield is comprised of three known deposits including the Gemfield, Goldfield Main, and McMahon deposits. The Gemfield deposit is fully permitted and shovel ready and was identified by Centerra as the first pit for potential development. In 2019, Waterton Global Resource Management, Inc. announced it was completing a feasibility study for the project with project average annual production in excess of 125,000 ounces of gold. Centerra expects to release an updated resource estimate in the first half of 2023 and an updated feasibility study thereafter.

For more information, please refer to centerragold.com and see the news releases dated February 28, 2022 and February 22, 2022.

Koné (2% NSR)

On February 14, 2022, Montage Gold Corp. (“Montage”) announced the results of a definitive feasibility study (“DFS”) for the Koné gold project in Côte d’Ivoire including an after-tax net present value of $746 million and an internal rate of return of 35% at a $1,600 per ounce gold price. The DFS outlined a 14.8 year mine life with average annual gold production of 257,000 ounces in the first nine years and an average of 207,000 ounces over its mine life. The permitting process at Koné is well underway with all requisite approvals expected in the third quarter of 2022 and an advisor has been appointed to assist Montage in the raising of project finance for the development of the project.

For more information, please refer to montagegoldcorp.com and see the news releases dated March 9, 2022 and February 14, 2022.

Cerro Blanco (1% NSR)

On February 22, 2022, Bluestone Resources Inc. (“Bluestone”) announced the results of a feasibility study on its flagship Cerro Blanco project in Guatemala. The feasibility study outlined a robust, high-grade operation with average annual production of 241,000 ounces of gold over the first 10 years of operation and an initial mine life of 14 years with additional opportunities to extend the mine life given the extensive exploration potential of the land package. Bluestone recently submitted the environmental permit amendment application for the change in mining method and based on current estimates Bluestone believes it will be possible to receive approval of the permit amendment in Q3 2022, followed by a construction license and a forestry license.

For more information, please refer to bluestoneresources.ca and see the news release dated February 22, 2022.

South Railroad (2% NSR)

On February 23, 2022, Gold Standard announced the results of a robust feasibility study on its South Railroad project in Elko, Nevada. The feasibility study outlines a 10.5 year mine life with total gold production of over one million ounces and average gold production of 152,000 ounces over the first four years. Gold Standard intends to launch the construction financing process this quarter and anticipates concluding it before the end of the year. Construction of the South Railroad project could commence as early as the second quarter of 2023, with first gold production in the third quarter of 2024.

For more information, please refer to goldstandardv.com and see the news release dated February 23, 2022.

DeLamar (2.5% NSR)

On April 21, 2022, Integra Resources Corp. announced a simplified strategy to advance the heap leach stage of the project into permitting and development on a standalone basis. Permitting work at DeLamar has been initiated and baseline study work is well underway to support the submittal of a Plan of Operations in H1 2023. Advancing the DeLamar gold-silver project towards permitting and development of the heap leach stage as a standalone mining operation is a lower cost, lower risk option, creating strong economic returns and rapid payback. Non-oxide milling expansion will continue to be optimized through further study work and could be pursued under the right market conditions.

For more information, please refer to integraresources.com and see the news release dated April 21, 2022.

Silvertip (2.5% NSR)

On April 28, 2022, Coeur Mining, Inc. (“Coeur”) announced a new discovery at the Silvertip mine that indicates significant potential to grow the mineral resources of the mine immediately west of existing infrastructure. Surface and underground drilling led to the discovery of a new high-grade chimney west of the Camp Creek resource located at a shallower depth, called Camp Creek West. The first full drill holes into the zone returned the highest grade-thickness assays at Silvertip to date. For the remainder of 2022, Coeur expects to continue infill drilling in the Southern Silver and Central zones from underground. An additional surface core rig is expected to be added following the snow melt to perform expansion drilling at Camp Creek West.

For more information, please refer to coeur.com and see the news release dated April 28, 2022.

McCoy-Cove (1.5% + 2.0% NSR)

On March 7, 2022, i-80 Gold Corp. announced that the underground, advanced-exploration, program at the McCoy-Cove project had commenced. Construction of the decline is now underway and the Phase 1 program will include construction of an initial level with multiple drill bays to provide access for upgrading resources. Approximately 40,000 metres of underground definition and expansion drilling is anticipated to commence in H2 2022 followed by a feasibility study anticipated to be completed in 2023. The Cove deposit represents one of North America’s highest grade gold deposits with grades in excess of 10 g/t gold. The deposit remains open for expansion down-dip.

For more information, please refer to i80gold.com and see the news release dated March 7, 2022.

Dividend

The Company is pleased to announce that its Board of Directors has approved the payment of the quarterly cash dividend of $0.0125 per common share. The dividend will be paid on or about June 15, 2022, to shareholders of record as of the close of business on May 31, 2022.

The dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by Maverix to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes. The declaration, timing, amount and payment of future dividends remains at the discretion of Maverix’s Board of Directors.

Social Responsibility

Further to the Company’s development of environmental, social and governance initiatives, as overseen by the Company’s Nominating, Governance and Sustainability Committee, and to foster sound corporate social responsibility in its operations, the Company recently made a donation to the Canadian Red Cross.

1 Please refer to the Non-IFRS Measures section at the end of this press release.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President, Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 120 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at www.maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms are substantially similar to the same terms defined under S-K 1300 there are differences in the definitions. Accordingly, there is no assurance any mineral resources that the Company may report under NI 43-101 will be the same as resource estimates prepared under the standards adopted under S-K 1300. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Non-IRFS Measures

Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including adjusted net income, total GEOs sold, average realized gold price per GEO, average cash cost per GEO, cash operating margin and cash flow from operating activities, excluding changes in non-cash working capital. Adjusted net income is calculated by excluding the effects of the non-cash cost of sales related to the prepaid gold interests, non-cash change in fair value of the prepaid gold interests, other income/expenses, impairment charges, gains/(losses) on sale or amendments of royalty and streams and unusual non-recurring items. The Company believes that adjusted net income is a useful measure of the Company’s performance because it adjusts for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The Company’s royalty revenue and silver sales are converted to a GEO basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These GEOs when combined with the gold ounces sold from the Company’s gold streams and prepaid gold interests equal total GEOs sold. Average realized gold price per GEO is calculated by dividing the total revenue by the GEOs sold. Average cash cost per GEO is calculated by dividing the total cost of sales, less depletion less non-cash cost of sales of the prepaid gold interests, by the GEOs sold. In the precious metals mining industry, these are common performance measures but do not have any standardized meaning. Cash operating margin is calculated by subtracting the average cash cost per GEO sold from the average realized gold price per GEO sold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metal royalty and streaming sector who present results on a similar basis. The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The 2022 forecast herein assumes a gold price of $1,750 per ounce and a silver price of $21.00 per ounce. The forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Maverix and may be subject to uncertainty. There can be no assurance that such information is complete or accurate. Maverix’s business, operations, financial condition, and financial outlook could be materially adversely affected by the continued impact of the COVID-19 global health pandemic. At this time, Maverix cannot reasonably estimate the duration of any potential business disruptions, impact to underlying operations that Maverix holds an interest in or any related financial impact that is related to or caused by COVID-19.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s annual guidance and or organic growth in respect of its portfolio of assets, developments in respect of Maverix’s portfolio of royalties and streams and those developments at certain of the mines, projects or properties that underlie the Company’s interests. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022, available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources, and production of a property.